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Via Edgar

June 8, 2023

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Dale Welcome
Claire Erlanger
Sarah Sidwell
Jennifer Angelini

Re:	Nubia Brand International Corp.
Preliminary Proxy Statement on Schedule 14A Filed May 12, 2023
File No. 001-41323

Dear Mr. Welcome:

On behalf of Nubia Brand International Corp. (the “Company”), we are hereby responding to the letter, dated May 26, 2023 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s preliminary proxy statement on Schedule 14A, filed on May 12, 2023 (the “Proxy Statement”). Concurrently with the submission of this letter, the Company is submitting its amendment to the Proxy Statement (the “Amended Proxy Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Proxy Statement to address the comments, by providing an explanation if the Company has not so revised the Proxy Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Amended Proxy Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Proxy Statement. The changes reflected in the Amended Proxy Statement include those made in response to the Staff’s comments as well as other updates.

Preliminary Proxy Statement on Schedule 14A, filed May 12, 2023

1.

We note references to “HBC shareholders” throughout, although you also disclose that G3 is the parent of HBC and will be the 81% owner of the post-combination company.  Please define the term “HBC shareholders” to identify which party or parties this refers to.  Clearly state if G3 is currently, and will be following the business combination, the sole “HBC shareholder.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout in accordance with the Staff’s comment.

2.

We note your response to prior comment 1 and reissue it.  Please provide your analysis why the proposed issuance of your common stock as consideration for the business combination does not require registration under the Securities Act of 1933.  State any exemption relied upon for the issuance of merger stock to G3 (and any other HBC shareholder).  Tell us whether G3 has any plans, arrangements, or understandings with respect to the common stock, including to distribute the shares to beneficial owners, and if so, state the exemption.

Response: Pursuant to the Staff’s request, the Company respectfully advises the Staff that the issuance of the Nubia Class A common stock to the sole stockholder of HBC (the “Seller”) in connection with the Transactions qualifies as a private placement, exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof and Rule 506(b) of Regulation D promulgated thereunder.

The Commission generally considers four factors when determining whether an offering is a public offering: (1) the number of offerees; (2) sophistication of the offerees; (3) relationship between the issuer and the offerees; and (4) size and manner of the offering. See SEC Release No. 33-285 (January 24, 1935).

(1) Number of offerees. Shares of the Company’s stock are only being offered as consideration for the Transactions to one Seller.

(2) Sophistication of the offerees. The Seller is an “accredited investor” within the meaning of Rule 501(a) of the Securities Act and is knowledgeable, sophisticated and experienced in making, and is qualified to make, decisions with respect to investments in securities presenting an investment decision like that involved in the acquisition of the Nubia Class A common stock, and has requested, received, reviewed and considered all information the Seller deems relevant in making an informed decision to acquire such securities.

(3) Relationship between the issuer and the offerees. Because the Company is a blank check company, the operations of the Combined Company will be the current operations of HBC. The Seller currently owns all of the outstanding shares of HBC, which affords it access to disclosure of more information than a registration statement would provide.

(4) Size and manner of the offering. The Seller is participating in the issuance of the Nubia Class A common stock pursuant to the Merger Agreement as a result of confidential negotiations between the Company, HBC and the Seller.

For the reasons stated above, the issuance of the Nubia Class A common stock to the Seller is exempt from registration under the Securities Act pursuant to Section 4(a)(2) and Rule 506(b) of Regulation D promulgated thereunder.

3.

Please tell us, with a view to disclosure, whether you have received notice from the underwriter or any other firm engaged in connection with your initial public offering about ceasing involvement in your transaction and how that may impact your deal, including the deferred underwriting compensation owed for the SPAC initial public offering.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has not requested any notice from the underwriter or any other firm engaged in connection with the Company’s initial public offering about ceasing involvement in the Transactions.

4.

Please revise your disclosure to reflect the special shareholder meeting being called to extend the deadline of the business combination to December 15, 2023.  Include, without limitation, the percentage of redeeming shareholders, changes in extension deposits, and effects on the trust account.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xii, 13, 102, and 130 in accordance with the Staff’s comment.

5.

Your revisions in response to prior comment 2 refer to holdback shares.  Please revise disclosure related to the merger consideration to describe the holdback shares, for example on page 3.  Additionally revise disclosure relating to ownership of the post-combination company to explain how these shares are taken into account, for example on page 9.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages ii, iii, 3, and 75 in accordance with the Staff’s comment. The Company has revised its post-combination ownership disclosures to exclude the Holdback Shares as they cannot be earned or issued as of the closing date of the Transactions.

6.

We note your response to prior comment 5 and reissue it in part.  Please file with your proxy statement the registration rights agreement referenced on pages 54 and 195, and the lock-up letter agreement dated March 22, 2022, and referenced on page 194.

Response: The Company acknowledges the Staff’s comment and has attached a copy of the lock-up agreement to the Amended Proxy Statement as Annex M. The Company further advises the Staff that entry into the registration rights agreement is a covenant under the Merger Agreement and, as such, the registration rights agreement will be entered into at or prior to Closing and will be filed with the Commission at such time in accordance with applicable rules.

Summary of the Proxy Statement

Controlled Company, page 2

7.

Your revisions in response to prior comment 3 state, “It is not our intention to elect not to comply with all of these corporate governance requirements after the Closing . . . . ” Please further revise to clearly disclose whether you intend to rely upon the controlled company exemptions.  Additionally revise cross-references for consistency with the risk factor caption.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on the cover page of the Amended Proxy Statement and on pages 2 and 57 thereof in accordance with the Staff’s comment.

Impact of the Business Combination on the Combined Company’s Public Float, page 9

8.

We note that you have revised to include a table which “illustrates the varying ownership levels in the Combined Company immediately following the consummation of the Transactions based on the assumptions above.”  In this regard, we note that the table includes the earnout shares that may be issued to the HBC shareholders in future periods based on certain trading prices of the common stock.  In light of the fact that none of these earnout scenarios can be issued immediately at the time of the business combination, please revise your table accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the table and text on page 9 to exclude the earnout shares.

Risk Factors

We may require additional capital to support business growth...., page 35

9.

We note your response to prior comment 22.  Please further revise to update the reference to June 30, 2023, clarify the meaning of “into 2024,” and to reflect the effect of redemptions in connection with the shareholder meeting for the extension proposal.  Clearly state if additional funding will be required by the combined company, revising disclosure throughout that indicates funding “may” be required.  In an appropriate location, describe more specifically anticipated funding requirements in relation to the combined company’s business plans, explaining underlying assumptions.  In this regard, we note disclosure on page 155 that indicates Honeycomb’s existing funding is sufficient for Sample A; please describe funding requirements in relation to the other items within the table.

Response: The Company acknowledges the Staff’s comment. The Company has revised the disclosure on page 38 regarding the effect of redemptions in connection with the shareholder meeting for the extension proposal and undertakes to address the Staff’s comment in full in a future filing.

The amended and restated bylaws that will be effective...., page 58

10.

Despite your response to prior comment 28, the exclusive forum provisions contained in Article XI of the Second Amended Certificate of Incorporation and Section 9.16 of the Amended Bylaws do not appear to be fully consistent with the disclosure or with each other; please reconcile.

Response: The Company acknowledges the Staff’s comment and has determined that the proposed restated bylaws and second amended and restated certificate of incorporation of the Combined Company each contained parallel jurisdiction clauses for certain disputes. The Company has elected to delete such provisions from the amended and restated bylaws and retain them in a single consolidated set of provisions within the second amended and restated certificate of incorporation. Accordingly, the Company has revised the disclosure on pages 59, 60, B-6, and C-17.

Proposal No. 1--The Business Combination Proposal

Background of the Transactions

Honeycomb’s Financial Projections, page 87

11.

We note the statements that, “The projected financials . . . are the responsibility of Honeycomb’s management” and “[N]one of Nubia, Honeycomb or any of their independent auditors express an opinion or any other form of assurance with respect thereto or its achievability, and assume no responsibility for, and disclaim any association with, the financial projections.” These statements appears to imply a disclaimer of responsibility for this information.  Please either revise to remove such implication or specifically state that you are liable for all information in the proxy statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 89 in accordance with the Staff’s comment.

U.S. Material Federal Income Tax Consequences

Material U.S. Federal Income Tax Consequences of the Merger, page 108

12.

We note your response to prior comment 37.  Please revise to disclose the expected tax treatment of the restructuring and merger rather than stating it “is not certain” and “might qualify” as a tax-free reorganization.  In describing the conditions for tax-free treatment, address whether the restructuring and merger is expected to satisfy these conditions, together with associated uncertainties, based on your specific facts and circumstances.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page x, 66 and 110 in accordance with the Staff’s comment.

Other Information Related to Nubia, page 128

13.

Your revisions in response to prior comment 40 indicate that the purpose of share purchase agreements could be to “reduce the number of public warrants outstanding and/or increase the likelihood of approval on any matters submitted to the public warrant holders for approval in connection with the Transactions” or “satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of the Transactions.”  Please revise your disclosure to clarify whether purchases of public warrants in addition to shares may be made, and to describe the purpose of such purchases since it does not appear any matters are being submitted for public warrant holder approval.  Additionally revise to reflect whether your closing conditions include a minimum net worth or cash requirement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 131 in accordance with the Staff’s comment.

Information About Honeycomb, page 141

14.

We note your response to prior comment 41 and reissue it in part.  Please revise to specifically describe the additional extensive safety testing required prior to Honeycomb’s technology being installed in electric vehicles, as referenced elsewhere (e.g., pages 26 and 29).  Describe the preliminary and additional testing that has been or is expected to be conducted in relation to each product, including timing.  Clarify whether such testing will be conducted by Honeycomb or by EV manufacturers incorporating Honeycomb’s technology, in light of disclosure on page 160.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 163 in accordance with the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 169

15.

We note that you currently present a minimum and maximum redemption scenario in your pro forma financial statements in which the maximum scenario results in negative cash, which has been reclassified in Note J.  We also note your disclosure on page 117 which indicates that the existing organizational documents limit Nubia’s ability to consummate a business combination, or to redeem Class A Common in connection with a business combination, if it would cause Nubia to have less than $5,000,001 in net tangible assets. We also note that you have included Proposal 3, in which you are seeking shareholder approval to modify the current charter provision that requires net tangible assets to exceed $5 million upon the consummation of a Business Combination. Please revise your pro forma disclosure to transparently indicate, if true, that the maximum redemption scenario presented is premised on Proposal 3 passing. Please also revise to include a scenario depicting the maximum number (and dollar amount) of Nubia common stock redemptions that could occur for the HBC acquisition to close even if Proposal 3 is not approved.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to include a maximum redemption scenario assuming the approval of Proposal 3 as well as a maximum redemption scenario assuming Proposal 3 is not approved.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 3(J), page 173

16.

We note that you have revised to include an adjustment (J) which reclassifies the negative cash that may result from the redemptions, to APIC. Please revise to reflect this amount as a current liability and to more fully explain the nature of the $6.3 million pro forma adjustment, including the potential cash shortfall and the need for additional funding. Additionally, please expand the question and answer on page v to discuss the potential cash shortfall in the maximum redemption scenario.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to show adjustment (J) as an adjustment to current liabilities and not APIC. The Company has also added disclosure regarding the potential cash shortfall.

Beneficial Ownership of Securities, page 192

17.

We note your response to prior comment 4.  Please further revise to disclose the beneficial ownership of G3, identifying the natural persons who have voting and dispositive control of the shares, and the total number of beneficial owners.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 201 in accordance with the Staff’s comment.

Certain Relationships and Related Party Transactions, page 193

18.

We note your revisions in response to prior comment 55.  Please update information as of the most recent practicable date.  Ensure consistency with disclosure elsewhere regarding the interests of the sponsor and its affiliates in the business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 202 and 204 in accordance with the Staff’s comment.

Notes to the Audited Financial Statements

Note 7. Stockholders Equity (Deficit), page F-18

19.

We note your disclosure in Note 7 to the audited financial statements of Nubia indicates that The Private Placement Warrants are identical to the Public Warrants underlying the Units being sold in the Initial Public Offering.  However, we note from your disclosure on page xi that there appear to be differences in exercise provisions.  In this regard we note your disclosure on page xi  that the Public Warrants are identical to the Private Placement Warrants in material terms and provisions, except that the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the Closing (except in limited circumstances), will not be redeemable by Nubia so long as they are held by the Initial Stockholders, including any of their permitted transferees, and may be exercised by the holders on a cashless basis. If the Private Placement Warrants are held by holders other than the Initial Stockholders, including any of their permitted transferees, they will be redeemable by Nubia and exercisable by the holders on the same basis as the Public Warrants. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the Private Warrants as equity.  As part of your analysis, please specifically address the cashless exercise provisions disclosed on page xi and explain whether you believe there are potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant.  If so, tell us how you concluded that such a provision would not preclude the private placement warrants from being indexed to the entity’s stock based on the guidance in ASC 815-40.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, pursuant to Section 2.6 of the Company’s warrant agreement, dated March 10, 2022 (the “Warrant Agreement”), the Private Placement Warrants are identical to the Public Warrants. Accordingly, the Company has revised the disclosure throughout the Amended Proxy Statement to remove disclosure that is inconsistent with the Warrant Agreement.

Please do not hesitate to contact Alex Weniger-Araujo at (212) 407-4063 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:	Jaymes Winters
Nubia Brand International Acquisition Corp.